PRESS RELEASE

DEXIA

Dexia S.A. - 11, Place Rogier B-1210 Brussels / 1, Passerelle des Reflets, La Défense 2, F-92919 La Défense Cedex
Account nb. : 068-2113620-17 - RPM Brussels TVA BE 0458.548.296

20 PAGES

Brussels, Paris, 23 May 2007, 2 p.m.

First Quarter 2007: Another set of solid results

- **Net income - Group share** **EUR 720 million**
- **Earnings per share[1] (EPS)** **EUR 0.62**
- **Return on equity[2]** **21.0%**
- **Tier 1 ratio at March 31, 2007** **9.7%**

- **Strong commercial activity in all business lines**
  - Public Finance long-term commitments EUR 271Bn (+14.1 % in one year)
  - FSA net par outstanding USD 391 Bn (+ 10.8% in one year)
  - Personal customers' assets outstanding EUR 134 Bn (+ 5.2% in one year)
  - Assets under management EUR 108 Bn (+ 11.6% in one year)
  - Assets under administration USD 2,428 Bn (+ 22.8% in one year)

- **Double-digit growth of underlying net income**

	Q1 2007		Variation Q1 07/Q1 06		
in millions of EUR	Reported	Underlying*	Reported	Underlying*	*Underlying* at constant exchange rate*
Income	1,785	1,756	+0.1%	**+9.7%**	***+11.8%***
Gross operating income	859	829	-11.1%	**+13.0%**	***+15.0%***
Net income - Group share	720	617	-6.1%	**+16.9%**	***+19.1%***

* i.e. excluding non-operating items; pro forma for Q1 2006.

[1]Undiluted; [2]Annualized

I. CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2007

The Board of Directors of Dexia met on May 23, 2007 and approved the Group's financial statements as of March 31, 2007.

Consolidated statement of income(*)

in millions of EUR	Q 1 2006	Q1 2007	Variation	Variation underlying pro forma
Income	1,784	1,785	+0.1 %	+9.7%
Expenses	-818	-926	+ 13.2%	+6.8%
Gross operating income	**966**	**859**	**-11.1%**	**+13.0%**
Cost of risk	0	-23	n.s.	+37.9%
Tax expense	-179	-93	-48.0%	-2.7%
Net income	**787**	**743**	**-5.6%**	**+17.0%**
Minority interests	20	23	+ 15.0%	+20.9%
Net income – Group share	**767**	**720**	**-6.1%**	**+16.9%**
Cost-income ratio	45.9%	51.9%	-	-
ROE (annualized)	28.0%	21.0%	-	-

(*) audited statement of income (limited review)

Net income – Group share amounted to EUR 720 million in the first quarter of 2007. To comment this result appropriately, it must be reminded that important variations in the consolidation scope took place in 2006, the main ones being the acquisition of DenizBank, the sale of Banque Artesia Nederland, of Dexia Banque Privée France and of the private banking business in the UK. On the basis of today's scope of consolidation, net income – Group share would have been EUR 789 million in Q1 2006 instead of EUR 767 million. Besides, the contribution of non-operating items to the net income – Group share was materially different in the two quarters compared: it was EUR 261 million in Q1 2006 (largely explained by the gain linked to the creation of the joint venture RBC Dexia Investor Services), whilst it was EUR 103 million in Q1 2007 (as analyzed below). Therefore, comparisons hereafter will often bear on "underlying pro forma" numbers so as to be meaningful. As it will be analyzed in more detail below, although the reported net income – Group share went down 6.1% in Q1 2007 compared to Q1 2006, it has strongly increased (+ 16.9%) on the basis of underlying pro forma numbers. By and large, this very good underlying result stemmed from the excellent operating performance of the business lines – particularly Public/Project Finance and Asset Management – despite the negative influence of the foreign exchange on non-euro denominated business. At constant exchange rates, the net income went up 19.1%.

Total income amounted to EUR 1,785 million in the first three months of 2007, almost exactly the same amount as in Q1 2006. On the underlying pro forma basis, the progression was + 9.7% or EUR +155 million (EUR 1,601 million in Q1 2006, and EUR 1,756 million in Q1 2007). All business lines contributed to this progression, very strongly in some cases: respectively EUR +77 million in Public Finance (+12.3%); EUR +16 million in Personal Financial Services (+2.4%); EUR +10 million in Asset Management (+17.2%), EUR +9 million in Investor Services (+10.4%) and EUR +14 million in Treasury and Financial Markets (+8.9%) – see below. It should be noted that this revenue growth was mitigated, to the extent of EUR -35 million, by the negative evolution of the US and Canadian dollars and of the Turkish lira. At constant exchange rates, the increase of the total underlying income would have been +11.8 % over Q1 2006 (pro forma).

Costs amounted to EUR 926 million in the first quarter of 2007, up 13.2% on a reported basis, but only 6.8% on the underlying pro forma basis (EUR 867 million in Q1 2006 – in the absence of non-operating costs in each quarter). This EUR 59 million underlying variation stems from various sources, in different directions. The main favorable ones are the positive effect of the exchange rates (EUR 20 million), the stability of staff expenses at Dexia Bank Belgium and the progressive phasing out of Dexia Bank Nederland's operations. On the increasing side, we note the costs linked to increasing activities in a number of units (Dexia Insurance Services; the US Securitization unit; staff number increases at RBC Dexia Investor Services, DenizBank, FSA and Dexia SA). Overall, at constant exchange rates, the growth of the cost base would have been +9.2% over Q1 2006 (pro forma), i.e. nearly 3 percentage points below the equivalent progression of revenues.

The **cost-income ratio** stood at 51.9%, in the first three months of 2007, much above the level of the first quarter 2006 (45.9%), in view of the large one-off gain in the latter period, as discussed above. The underlying cost-income ratio stood at 52.8% (compared to 54.2% in the first quarter of 2006 pro forma). This very good progression underscores the virtuous respective evolutions of costs and revenues overall as discussed above and individually as it will be analyzed below for each business line.

The **gross operating income** amounted to EUR 859 million in the first quarter of 2007, down 11.1% compared to the first quarter of 2006. On the underlying pro forma basis, the gross operating income went up strongly (+13.0%, and +15.0% at constant exchange rates). As will be seen below, the underlying pro forma performances of the business lines have been, this time again, very satisfactory: they came to +17.3% in Public/Project Finance, +7.8% in Personal Financial Services, +18.6% in Asset Management, +8.1% in Investor Services and +5.8% in Treasury and Financial Markets. Note that the gross operating income from the Turkish operations progressed by 16.8% (+32.8% at constant exchange rate).

The **cost of risk** (impairments on loans and provisions for credit risks) stood at EUR 23 million in the first quarter of 2007, compared to a nil charge in the same period of 2006. Excluding the provision movements at Dexia Bank Nederland (see page 22), the underlying pro forma cost of risk increased slightly in the period (EUR 27 million against EUR 20 million in the same quarter of 2006), remaining at a very low level (3.4 basis points on average banking commitments).

Tax expense (comprising both current and deferred tax) amounted to EUR 93 million in the first quarter of 2007, compared to EUR 179 million in the same period of 2006. These amounts include non-operating items (detailed on page 22). Without those, the tax charge went from EUR 167 million in Q1 2006 (pro forma), to EUR 162 million in Q1 2007, reflecting a further decrease of the effective tax rate to 20.8% on the basis of underlying results.

Return on equity (ROE – annualized) stood at 21.0% (compared to 28.0% in the first quarter of 2006). The decrease is largely explained by the large one-off gain in Q1 2006 discussed above. Excluding the non-operating items in Q1 2007, the ROE would have been 18.0% against 18.4% in Q1 2006.

Earnings per share (EPS) amounted to EUR 0.62 in the quarter (undiluted), down 12.3% from the first quarter of 2006. It should be noted that the EPS of Q1 2006 (EUR 0.71) has been impacted by the gain linked to the creation of RBC Dexia Investor Services and that the

EPS of Q1 2007 was impacted by several nonrecurring items discussed elsewhere. Without these elements the (undiluted) EPS would have been respectively EUR 0.47 in Q1 2006 and EUR 0.53 in Q1 2007, i.e. an increase of 13.9%.

Group tier 1 ratio[1] stood at 9.7% as of March 31, 2007, compared to 9.8% at the end of 2006. Excluding 50% of the hybrid capital instruments, the ratio stood at 9.2% as of March 31, 2007, unchanged from its level as of December 31, 2006, and slightly above target.

II. ACTIVITY AND UNDERLYING RESULTS OF THE BUSINESS LINES

Since January 1, 2007 the Insurance Services segment – which was handling the production of the insurance products when other business lines were distributing them – does no longer exit. It has been reallocated to the business lines concerned by the operations realized, introducing this way 100% of the insurance results to Public/Project Finance and Credit Enhancement and Personal Financial Services. 2006 figures are pro forma.

1. Public/Project Finance and Credit Enhancement

Activity

Long-term commitments posted a very satisfying 14.1% year-on-year increase overall (+14.8 % at constant exchange rates), reaching EUR 270.8 billion at the end of the first quarter of 2007. Of this amount, commitments to the local public sector represented EUR 236.5 billion, a 12.4% increase in one year (13.1% at constant exchange rates). New originations in this sector were up 15.8% (20.8% at constant exchange rates). A particular dynamism has been observed in the United Kingdom, Germany and in Japan, where Dexia is realising a very good start since obtaining its banking license last November.
On the corporate and project financing side, long-term commitments were up 27.7%, (28.1% at constant exchange rates) to EUR 34.3 billion, with noticeable progressions in France and Iberia among others.

Regionally, the commercial performances were as follows:

- **In Europe**

- **Belgium:** long-term commitments reached EUR 31.7 billion at the end of March 2007, up 2.0% in one year. The originations increased by 15.4% quarter over quarter, a performance notably observed in the social profit segment, confirming the favorable trend initiated last year. Municipal finance market remains relatively slow due to the recent local elections. Corporate business continues performing very well.

- **France:** long-term commitments reached EUR 62.2 billion, up 7.7% in one year, a remarkable increase given the position of Dexia in this historic market. The Housing and Social sectors realized notably a very good performance. In project finance, Dexia

[1] For the calculation of the solvency ratio in 2007, the treatment of qualified participations in banking and insurance institutions remains the same as in 2006, being the deduction of the total regulatory equity.

confirmed a very dynamic trend, with new originations reaching EUR 237 million during the quarter.

- **Luxembourg**: total long-term commitments posted a very satisfactory increase of 13.1%, to EUR 2.1 billion.

- **United Kingdom:** total commitments went up +32.9% in EUR equivalent and 29.4% in GBP, at GBP 6.2 billion at March 31, 2007. The impact of the sharp competitive conditions in the local authorities sector was offset by a very buoyant trend in social housing. Dexia continued developing very well in the PFI sector, with a lead arranger role for instance in a Social housing financing for Manchester City Council during the first quarter of 2007.

- **Italy** has recorded a very active first three months period, with commitments reaching EUR 36.7 billion at March 31, 2007, up 8.5% in one year. This performance is mainly achieved on public sector. Activity levels were strong for public sector originations, at EUR 415 million. In the project finance area, even if decreasing compared to the first quarter of 2006 – during which a large railway infrastructure transaction took place -, the activity was good during the first quarter of 2007 with lead arranger roles in the financing of solar power plants (Solar Ventures) and in the Healthcare sector (Legnano Hospital).

- **Iberia: t**otal long-term commitments were up 18.0% over the first quarter of 2006, to EUR 9.3 billion. The level of new activity is not expected to be very high in the municipal sector in 2007 due to local elections. In project finance, Dexia Sabadell posted a very strong progression, notably in the renewable energy and infrastructure sectors: Dexia Sabadell arranged among others the financing of the biggest solar energy plant in the world (Fotowatio in Spain).

- **Germany** recorded a very good quarter, with total commitments increasing by 16.9% to EUR 31.6 billion. In the municipal sector, the activity of debt management keeps developing very well, confirming the steady growth already experienced in 2005 and 2006. More recently, Dexia started its Structured Finance activities in Germany with a sale and leaseback transaction for the city of Hamburg (EUR 27 million) and a participation in the financing of a coal-fired power plant in Duisburg (EUR 28 million).

- **Central and Eastern Europe**: total commitments showed a strong increase of 49.5% to EUR 5.3 billion, as a consequence of the very strong origination activity all over 2006, based both on the public sector (notably sovereign risk) and the corporate and project finance activities. New originations totalled EUR 267 million in the first quarter of this year. The steady development of financial engineering in Slovakia and the Czech Republic is to be noted. On the corporate and project finance side, Dexia's participated during the first quarter to the financing of the Belchatow energy plant in Poland and of the Maritza I energy plant in Bulgaria.

- **Turkey** increased its commitments by 14.2% in one year, to EUR 1.3 billion as of March 31, 2007 (the increase is 28.8% in local currencies). First quarter activity related mainly to corporate lending, taking advantage of the very positive developments of the Turkish economy, but also to project finance. In this activity, the impact of the revenue synergies stemming from the fact that DenizBank is now part of Dexia, is showing rapidly, especially in the Telecom sector: Dexia and DenizBank participated in the

financing of the acquisition of Turk Telecom by the Ojer Group and in the financing of the strategic investments of Turkcell.

- **In America**

- In an increasingly competitive market, total commitments posted a 18.1% progression in dollars over the first quarter of 2006, to USD 62.2 billion. The long-term commitments growth was only 7.4% in euros due to exchange rate effect, at EUR 46.8 billion. The underwriting of the financing of the acquisition of terminals of the New York and Vancouver harbours (final take – USD 125 million) along with a lead arranger role in the Calgary Ring Road project in Canada (final take – USD 59 million – wrapped loan) should be mentioned in the Project finance area.

- **In Asia and other countries**

- **Japan:** Dexia Tokyo branch realised a very promising start with new originations of EUR 1.4 billion in the first quarter 2007 bringing long-term commitments to EUR 3.2 billion at March 31st. A EUR 125 million loan was granted to Hyogo prefecture and two primary transactions were closed with the prefectures of Yamagata and Okayama.

- The activity recorded in **other countries and carried out from head offices** kept increasing at a very satisfying pace, with long-term commitments up 43.5%, at EUR 27.7 billion. Of note, Japan is accounted for on a separate basis since January 1, 2007 (the local branch obtained a banking license in November 2006). The segment Other countries includes for the time being Switzerland, where Dexia opened in October 2006 a foreign bank representation in Geneva. In this country, originations reached EUR 322 million realised exclusively with local authorities. Of note, Dexia took EUR 77 million in the financing of the Geneva International Airport. Australia, also included in Other countries, recorded a very buoyant activity and a very satisfying increase of 66.1%, to EUR 498 million. Dexia took part in the financing of a toll highway in Melbourne for an amount of AUD 50 million.

Long-term commitments - Public/Project Finance

in billions of EUR	March 31, 2006	March 31, 2007	Variation	Variation at constant exch. rate
Europe				
Belgium	31.1	31.7	+ 2.0%	+ 2.0%
France	57.7	62.2	+ 7.7%	+ 7.7%
Luxembourg	1.9	2.1	+ 13.1%	+ 13.1%
United Kingdom	6.9	9.2	+ 32.9%	+29.4%
Sweden	3.5	3.8	+ 9.4%	+8.3%
Italy	33.8	36.7	+ 8.5%	+ 8.5%
Iberia (Spain & Portugal)	7.9	9.3	+ 18.0 %	+ 18.0 %
Germany	27.0	31.6	+ 16.9%	+ 16.9%
Central and Eastern Europe	3.5	5.3	+ 49.5 %	+ 49.5 %
Turkey	1.2	1.3	+ 14.2%	+28.8%
America	43.5	46.8	+ 7.4%	+18.1%
Asia and other countries				
Japan	0	3.2	n.s.	n.s.
Other *	19.3	27.7	+ 43.5%	+ 54.5%
Total	**237.3**	**270.8**	**+ 14.1%**	**+ 14.8%**

* "Other" includes the activities of the Pacific area, Israel, Switzerland, Mexico as well as the transactions carried out by head office in countries where Dexia has no direct presence.

The ***debt management*** activity was really buoyant in the first three months of the year, reaching EUR 4.2 billion, an increase of 20.0% over the same period of 2006.

Short-term loans stood at EUR 18.6 billion slightly down compared to the end of March 2006.

Assets under management for the business line's customers are still experiencing a very good increase. The amount of assets under management increased by 17.1% in one year to EUR 35.5 billion, with a special mention for France: +30.8% and Italy: +121.5%.

Insurance services (excluding FSA). Dexia Sofaxis collected EUR 331 million in the first quarter of 2007, a stable level compared to the same period of 2006.

FSA posted a very good first quarter with USD 197 million of gross present value originations, a raise of 56% on the same period of 2006.

In the **municipal business**, gross present value originations reached USD 91 million in the first three months of the year, up 9.8% compared to one year ago.
In the United States, municipal issuance reached a very high USD 107 billion during the first quarter, up 53% compared to last year. Both new money and refunding activity increased in an environment of very low interest rates and a flat yield curve. Insurance penetration reached 52%, compared to 49% for all of 2006. In this very active but increasingly competitive market, FSA grew its market share to 25% (20% in the first quarter of 2006), and collected USD 74 million gross present value premiums (+36% compared to the first quarter of 2006).
In the rest of the world, FSA originated USD 17 million of gross present value premiums during the first quarter. This is on the low side, but the activity in the Infrastructure and PFI markets is lumpy. At the present time, FSA's pipeline looks good.

The **ABS** sector benefited from improved business conditions. The recent subprime mortgage crisis in the US caused a slight widening of the spreads in the residential mortgage-backed securities segment. FSA, which had voluntarily stayed away from certain types of products for several months, judging they did not provide a proper risk reward, saw at least opportunities to do business in better commercial conditions. The quarter was also very active in the CDO/CLO area providing FSA with good opportunities. Originations reached USD 80 million at the end of March, almost three times higher than during the same period of 2006.

As far as **financial products** are concerned, USD 27 million of gross present value was created, a 78% increase in one year, demonstrating FSA's ability to take advantage of good investment opportunities.

Underlying results

Underlying* results – Public/Project Finance and Credit Enhancement

in millions of EUR	Q1 2006	Q1 2007	Variation	Variation at constant exchange rate
Income	629	706	+12.3%	+15.6%
Expenses	-217	-224	+2.9%	+6.0%
Gross operating income	412	483	+17.3%	+20.7%
Net income – Group share	**278**	**344**	+23.8%	+27.9%
Cost-income ratio	34.5%	31.6%	-	-
ROEE**	25.7%	25.8%	-	-

* i.e. excluding non-operating items; pro forma for Q1 2006
** Return on economic equity, annualized.

Net income – Group share for the first three months of the year 2007, amounted to the very good level of EUR 344 million, posting a 23.8% increase. This performance, sustained by a very good commercial activity, was mitigated by the foreign exchange impact, as the US dollar value was on average 9.2 % lower in the first quarter of 2007 than in the same period of 2006. At constant exchange rates (USD, TRY), the net income - Group share would have gone up by 27.9%.

Total **income** of the business line amounted to EUR 706 million, up 12.3% over the first quarter of 2006 (+15.6% at constant exchange rates). This very satisfying result stems largely from the very strong increase of the book of business in public and project finance in most of the European countries, and by the very good start of the Japanese branch. Some large transactions had also a visible impact on the revenues of the quarter, either because they generated sizeable upfront commissions, or because of "day-one-profit" treatment under IFRS.

Costs stood at EUR 224 million for the first three months of the year, up 2.9% in one year. This moderate increase is quite remarkable, keeping in mind the high level of activity during the period. At FSA, the resumption of the CDOs activity – where the costs are largely recognized upfront – contributed to the increase of expenses, but this – as well as the rest of Dexia's business in America – was mitigated by the exchange rate evolution. At constant

exchange rates, total costs of the business line would have gone up by 6.0% (i.e. nearly 10 percentage points less than revenue growth).

Gross operating income reached EUR 483 million, a very strong increase of 17.3% (+20.7% at constant exchange rates) over the first quarter of 2006 (pro forma). Of note, the contribution from the Turkish operations to this business line grew by 47.6% (+61.5% at constant exchange rates).

The business line's **cost-income ratio** thus went down from 34.5% to 31.6%.

The **cost of risk** for the first three months of 2007 remained stable (EUR 9 million), at historically low levels.

The **return on economic equity** (ROEE) in the first quarter, stood at 25.8% (annualized).

2. Personal Financial Services

Activity

The first quarter of 2007 was marked by a fluctuating stock market environment combined to a flattening of the yield curve leading short-terms products to become more attractive. In this context, total customer assets increased since the beginning of the year by EUR 2.4 billion (+1.8%) and amounted to EUR 133.8 billion. In one year, customer assets increased by EUR 6.6 billion (+5.2%).
Overall, on-balance-sheet customer assets stood at EUR 57.3 billion as of March 31, 2007, up 4.8% from a year ago. Off-balance-sheet assets reached EUR 63.0 billion at the end of the first quarter 2007, up 3.7% from a year ago. Life insurance reserves were EUR 13.5 billion as of March 31, 2007, up 14.8% from a year ago.

In ***retail banking***, customer assets reached EUR 87.1 billion as of March 31, 2007, up 1.1% in three months (or EUR +1.0 billion). The quarter was marked by a decrease in savings bonds and in savings accounts. Of note, the whole industry experienced divestments in this latter product. On the contrary, and reflecting the shift occurred in the market, term deposits and bonds issued by the Group increased strongly (respectively by 18.8% and 8.6% in three months). Finally, life insurance products continued to progress (+0.8% in three months), with a contrasted situation between unit - linked products (-3.9%) and guaranteed products (+4.6%). Concerning the operations in Turkey, it is worth mentioning that investment products increased by a robust 23.2% in one year, with notably sight accounts volumes up 32.6% to TRY 872 million.

Private banking customer assets were standing at EUR 46.7 billion as of March 31, 2007, up 3.2% in three months and 12.5% from a year ago. In three months, the deposits outstanding increased strongly by 9.3%, a trend reflecting the strong appetite of customers for term deposits products in Belgium and Luxembourg as well. Insurance products are up 9.9% in one quarter and up 34.3% in a year. Dexia Epargne Pension had a positive contribution on this insurance production.

Customer assets (at quarter end)[2]

in billions of EUR	March 06	June 06	Sept.06	Dec. 06	March 07	Variation March 07 / Dec. 06	Variation March 07 / March 06
Balance-sheet products (Deposits, savings bonds...)	54.7	56.3	55.7	55.9	57.3	+ 2.6 %	+ 4.8 %
Off balance-sheet products (Mutual funds, Securities...)	60.8	58.7	61.6	62.6	63.0	+ 0.7 %	+ 3.7 %
Insurance (Life insurance technical reserve)	11.7	12.1	12.6	12.9	13.5	+ 4.2 %	+ 14.8 %
Total customer assets	**127.2**	**127.0**	**129.8**	**131.4**	**133.8**	**+ 1.8 %**	**+ 5.2 %**
of which retail banking	*85.7*	*85.2*	*85.5*	*86.1*	*87.1*	*+ 1.1 %*	*+ 1.6 %*
of which private banking	*41.5*	*41.8*	*44.4*	*45.2*	*46.7*	*+ 3.2 %*	*+ 12.5 %*

As of March 31, 2007, ***loans to retail and private customers*** reached EUR 34.4 billion, up 3.0% during the first quarter of 2007 and up 14.0% in one year. This increase was experienced in all segments of the lending activity but especially with private banking customers. The mortgage activity was up 1.8% in three months with Dexia Bank Belgium notably developing new offers with a view to move away, as much as possible from sheer price competition. In Turkey, loans to SMEs and self employed raised by 81% in one year, while the mortgage activity is experiencing a good start, with volumes up 44%.

Customer loans (at quarter end)[2]

in billions of EUR	March 06	June 06	Sept.06	Dec. 06	March 07	Variation March 07 / Dec. 06	Variation March 07 / March 07
Mortgage loans to retail customers	17.2	17.9	18.4	18.8	19.2	+ 1.8 %	+ 11.6%
Consumer loans to retail customers	3.1	3.3	3.4	3.5	3.6	+ 1.7%	+ 14.4 %
Loans to SMEs and self-employed	6.7	7.1	7.2	7.4	7.7	+ 3.7%	+ 14.5 %
Loans to Private banking customers	3.2	3.6	3.7	3.7	4.0	+ 9.3 %	+ 25.2 %
Total customer loans	**30.2**	**31.8**	**32.6**	**33.4**	**34.4**	**+ 3.0%**	**+ 14.0 %**

2 Pro forma as Banque Artesia Nederland (left the Group in Q4 2006) and Dexia Banque Privée France (expected to leave the Group in Q2 2007) are not included in the scope any more. The above amounts include DenizBank and some insurance companies which were previously accounted for in the segment "Insurance Services", now integrated in the distribution business lines. Moreover, the definition of some products was fine-tuned, which conducted to slight adjustments.

Underlying results

Underlying* results – Personal Financial Services

in millions of EUR	Q1 2006	Q1 2007	Variation	Variation at constant exchange Rate
Income	658	674	+2.4%	+4.2%
Expenses	-461	-461	+0.1%	+1.9%
Gross operating income	197	213	+7.8%	+9.8%
Net income – Group share	**146**	**160**	**+10.0%**	**+11.3%**
Cost-income ratio	70.0%	68.4%	-	-
ROEE**	28.1%	28.4%	-	-

* i.e. excluding non-operating items; pro forma for Q1 2006.
** Return on economic equity, annualized.

The **net income – Group share** for the first three months of 2007 amounted to EUR 160 million, up 10.0% compared to the same period of 2006, and up 11,3% at constant exchange rates. This new progression in underlying profitability was achieved thanks to increasing revenues in a competitive environment, and owing to the tight cost control and a decreasing effective tax rate.

Total **income** in the first quarter of 2007 stood at EUR 674 million, up 2.4% compared to the first quarter of 2006 (+4.2% at constant exchange rates). This increase came from a contrasted environment, both geographically and by nature of activities. In Belgium, and Luxembourg, the revenue growth (EUR +10 million) largely stemmed from the good performance of the insurance activities, whilst the savings and loans activities kept experiencing the pressure of competition. In Turkey, the revenues amounted to EUR 85 million in the quarter, and the increase came to EUR 6 million (+7.8%) in euros equivalents, but it was much higher at constant exchange rates (+23.2%).

Costs amounted to EUR 461 million for the first quarter of 2007, the same level as in the first quarter of 2006 (+0.1%). This good situation reflects different evolutions: i) a noticeable EUR 8 million decrease in the Belgian operations, due among other, to the closure of 6 branches during the quarter (bringing the total number of branches at 1,013), mitigated by ii) staff cost increases in Turkey.

As a result, **gross operating income** came up 7.8% quarter on quarter, and stood at EUR 213 million. At constant exchange rates, the growth was +9.8%.

The **cost-income ratio** continued to improve to reach 68.4% versus 70.0% for the same period of last year.

Cost of risk increased at EUR 18 million this quarter, a EUR 4 million progression split equally between Turkey and Belgium, bearing in mind that the charge in the latter country was very low in the first quarter of 2006.

The **return on economic equity** (ROEE) thus reached 28.4% (annualized) for the first quarter of 2007, up from 28.1% for the same period in 2006.

3. Asset Management

Activity

Assets under management reached EUR 108.4 billion as of March 31, 2007, up 11.6% in one year and 3.1% in one quarter. Since the end of March 2006, the EUR 11.2 billion increase is the result of the very satisfactory organic growth (EUR +6.4 billion) and positive market effects in the period (EUR +4.8 billion). The institutional mutual funds experienced the most satisfactory progression, with assets under management getting to EUR 26.6 billion, up 26.9% since March 31, 2006. In three months, the increase was 7.9%, with net new cash largely pulled by hedge funds activity. A similar evolution can be seen with the institutional mandates reaching EUR 29.8 billion, a EUR 5.3 billion or +21.5% growth in one year. Of note, the new cash stemming from those mandates in the first quarter of 2007 came for the largest part from insurance companies. Finally, in one year, the volumes of the private mandates grew by 12.9%, while the evolution of the retail funds was almost flat. As of March 31, 2007, total assets under management distributed by the Institutional Sales Teams of Dexia Asset Management amounted to EUR 48.5 billion, a EUR 3.1 billion increase compared to the previous quarter. Nearly half of the net new cash raised by those teams came from France and one third from Spain and Portugal.

Underlying results

Underlying* results – Asset Management

In millions of EUR	Q1 2006	Q1 2007	Variation	Variation at constant exchange Rate
Income	59	69	+17.2%	+17.2%
Expenses	-31	-36	+15.9%	+15.9%
Gross operating income	28	33	+18.6%	+18.6%
Net income – Group share	**24**	**31**	+29.6%	+29.6%
Cost-income ratio	53.0%	52.4%	-	-
ROEE**	215.0%	196.1%	-	-

* i.e. excluding non-operating items; pro forma for Q1 2006.
** Return on economic equity, annualized.

The Asset management business had a very good start in 2007, with **net income – Group share** amounting to EUR 31 million, up 29.6% compared to the first quarter 2006.

Total **income** went up 17.2% (or EUR +10 million) to EUR 69 million, a very robust progression stemming from a strong level of management fees (+32% or EUR +14 million) linked to the 12% increase of the volumes under management and despite the fact that the performance fees – which vary from quarter to quarter as they are only received by the end of the financial calendar of the fund concerned – went down EUR 6 million compared to Q1 2006.

Costs are up (+15.9% in one year, or EUR 5 million), in conjunction with staff headcounts increased (+85 full-time employees in one year) and increasing IT expenses. Despite the increase in absolute terms, the cost per unit of asset managed remained with 13 basis points in the lower range of the industry.

4. Investor Services

Activity

Total *assets under administration* by RBC Dexia Investor Services amounted to USD 2,428 billion at the end of March 2007. This represents a 22.8% increase over the year and a 6.0% increase in three months, thanks notably to a strong organic growth on existing and on new clients but also because of the good performance of the stock exchange. In euro terms, this progression mitigated by the strengthening of the EUR against the US and Canadian dollars (+5.0% in three months and +12.0% in one year). Of note, in March 2007, the company was named *"#1 Global Custodian in the World"* by R&M Consultants 2007 Global Custody Survey for the third consecutive year.

In the *transfer agent* activity, the number of shareholder accounts rose by 300,000 (+4.7%) over the quarter and 665,000 (+11.0%) over the year. Those very solid figures shows the high performances of RBC Dexia Investor Services notably named *"transfer agent of the year"* at the ICFA European Awards 2007. This award marks the fourth consecutive year that the company is recognized for its transfer agency services at the prestigious awards ceremony.

The number of *funds under administration* has grown by 20.5% (+821 funds) in one year and 3.0% (+140 funds) over the quarter due to the strong organic growth and notably one very large new client.

Underlying results

Underlying* results – Investor Services

in millions of EUR	Q1 2006	Q1 2007	Variation	Variation at constant exchange Rate
Income	89	99	+10.4%	+19.9%
Expenses	-59	-65	+11.6%	+21.0%
Gross operating income	31	33	+8.1%	+17.8%
Net income – Group share	**20**	**23**	+11.9%	+21.9%
Cost-income ratio	65.6%	66.3%	-	-
ROEE**	61.6%	51.9%	-	-

* i.e. excluding non-operating items; pro forma for Q1 2006
** Return on economic equity, annualized.

Net income – Group share stood at EUR 23 million, up 11.9% or 21.9% at constant exchange rates.

Total **income** went up 10.4% (EUR +10 million), to EUR 99 million and would have been EUR +18 million higher than in Q1 2006 (+19.9%) without the unfavorable exchange impact. The volume growth with existing clients, the acquisition of new customers and the good stock market performances together pulled up net interest, commission and foreign exchange revenues.

Costs stood at EUR 65 million, a EUR 6 million increase (EUR 12 million at constant exchange rates) compared to the first quarter of 2006. A large part of this rise is explained by the activity increase, particularly in the labor intensive central administration activities. This

element, added to so some other atypical elements such as extra expenses on marketing and public relations, IT enhancements and the move to new premises in Luxembourg explain more than half of the increase.

The **cost-income ratio** thus stood at 66.3% in the first quarter of 2007, a rather small increase compare to the level reached one year ago (65.6%).

5. Treasury and Financial Markets (TFM)

Activity

In the **Group Treasury** segment, the teams in charge of the long and short term funding and the management of liquidity had again a very active quarter. The long-term bonds issued (2 years and more) represented a total of EUR 9.0 billion for the first quarter of 2007 (EUR 8.9 billion in 2006). The bulk of this amount (69%) bears the AAA signature of Dexia Municipal Agency and the pfandbriefe issued by Dexia Kommunalbank Deutschland. The average life of the new issuances remained stable at 8.2 years (compared to 8.1 years in the previous year), while the cost of the new issues continued to be very attractive. The private placements represented 39% of the total issuance volumes in 2007, of which 57% by the AAA issuers, in a still rather difficult market environment for the AA issuers. The public placement activity was important, with almost 47% of the total issuances of the Group. Finally, it should be noted that a specialized marketing team managed to increase significantly the deposits received from central banks and supranational institutions, with outstandings multiplied by three in a three year time, up to EUR 30 billion.

The **Fixed Income** segment manages the Credit Spread Portfolio and runs the Securitization, Sales and Structured Finance teams. It also contributes to the development of the Public Sector Debt Origination and related Portfolio Management activities. In the Credit Spread Portfolio (CSP) activity, the new investments represented EUR 5.1 billion during the first quarter of 2007, bringing the Credit Spread Portfolio to EUR 75.6 billion as of March 31, 2007. The new transactions were concluded at attractive returns and investments were concentrated on sectors which are future Basel II winners such as covered bonds, ABS/MBS or Negative Basis Trades. Of note, the exposures were largely made on financials. Despite the increase of the portfolio, the risk-weighted asset level has remained almost unchanged since the beginning of the year. About 99% of the portfolio is rated "investment grade" and 78% is rated AA- or better, and the investment lines are mostly classified as available-for-sale (93%). Concerning securitization where Dexia acts as an advisor, arranger and/or underwriter, the business performed well in Europe with already three underwritings during the first quarter. In the United States, where the securitization activities consist essentially in originating commercial mortgage loans before securitizing them, the team managed to conclude its largest securitization to date at a very attractive return.

Market Engineering and Trading regroups all competences in the supply of structured products to the retail/private banking clients and to the public sector clients. It also manages the sectors of interest rates, foreign exchange and equities. The Public Finance Market Engineering segment was buoyant with a very successful structuring and hedging desks. In the equities activity, the teams, both in Paris (Dexia Securities France) and Brussels performed satisfactorily.

Finally, it should be reminded that TFM is not only a strong revenue generator on its own, but also an important support unit for the other business lines and for the Group as a whole regarding balance-sheet management. As such, the amount of indirect revenues stemming from this close cooperation which are booked in the other business lines is estimated to be EUR 141 million in the first quarter of 2007 (against EUR 103 million in the same period of 2006).

Underlying results

Underlying* results – Treasury and Financial Markets

in millions of EUR	Q1 2006	Q1 2007	Variation	Variation at constant exchange Rate
Income	161	176	+8.9%	+11.8%
Expenses	-43	-51	+17.3%	+19.4%
Gross operating income	118	125	+5.8%	+9.0%
Net income – Group share	**86**	**96**	+10.7%	+14.5%
Cost-income ratio	26.8%	28.9%	-	-
ROEE**	30.3%	27.3%	-	-

* i.e. excluding non-operating items; pro forma for Q1 2006

** Return on economic equity, annualized.

First quarter 2007 **net income – Group share** amounted to EUR 96 million, a robust 10.7% increase (+14.5% at constant exchange rates) despite the record high level reached in the first quarter of 2006. This good performance was largely pulled by the Fixed Income and the Market Engineering and Trading (MET) segments, while the Treasury activities experienced a decrease.

The **income** amounted to EUR 176 million, up 8.9% year on year and 11.8% at constant exchange rates. The largest contributor was Fixed Income (63% of total), while the remaining (37%) is nearly equally split between the two other segments. In the Fixed Income segment, every activity contributed to the income progression and more especially the CSP and the Securitization desks. CSP which accounts for 65% of the Fixed Income segment income was largely pulled by the important volumes invested in the previous quarters, with outstanding increasing by 12% in one year. Concerning Securitization, it should be noted that the US activity performed particularly well, accounting for EUR 3 million to the increase. The Market Engineering and Trading activity performed also very well (EUR +7 million) with the Equities desk realizing almost 80% of the progression, thanks to the good performances of the brokerage activities at Dexia Securities France and derivatives in Brussels. Of note, the MET performance has to be analyzed in parallel with the increase of tax expense, as discussed in previous earnings releases. Finally, the Treasury segment experienced a decrease of its revenues quarter-to-quarter due to the interest rates environment during the quarter.

Costs went up EUR 8 million quarter on quarter to EUR 51 million in Q1 2007. Of note, a significant part of this increase stemmed from the new activity in Japan, the expansion of TFM in London, and a business volume effect.

The **gross operating income** thus increased to EUR 125 million (+5.8% year on year, and +9.0% at constant exchange rates). The **cost-income ratio** reached a satisfactory 28.9% level,

well under the full year 2006 level (32.7%) and despite an important increase of the staff numbers.

The **tax expense** decreased from EUR 30 million in the first quarter of 2006 to EUR 27 million in the first quarter of 2007. This 9.9% tax decrease is largely explained by the effect of arbitrage products (which embed cash and derivative instruments whose change in value may cause simultaneously both increased revenues and taxes at times, or reduced revenues and taxes at other times) in the MET segment.

The **return on economic equity** (ROEE) remained at the high level of 27.3% (annualized).

Focus on Insurance Activities

Since January 1, 2007, a new segmentation has been introduced: the results of Insurance activities are now allocated respectively to Public/Project Finance (15%) and to Personal Financial Services (85%).

This focus on the Insurance activities complements the comments made before on these two business lines. The scope of the Insurance activities includes Dexia Insurance Services (DIS) and Global Hayat in Turkey and excludes FSA and the brokerage specialist Dexia Sofaxis. Insurance activities represent about 7% of the total net income - Group share of the Group.

	Total gross written premiums		
in millions of EUR	*Q1 2006*	*Q1 2007*	*Variation*
Total premiums (by type)	***945***	***1,030***	***+9.1%***
Nonlife	***127***	***131***	***+3.2%***
Life	***818***	***899***	***+10.0%***
Branch 21 (classical life included)	*666*	*788*	*+18.3%*
Branch 23 (unit-linked contracts)	*115*	*98*	*-14.9%*
Branch 26 (guaranteed/public sector)	*37*	*14*	*-62.8%*

Total premiums (by segment)	***945***	***1,030***	***+9.1%***
Public/Project Finance (PPF)	*121*	*103*	*-14.9%*
Personal Financial Services (PFS)	*823*	*927*	*+12.6%*

Total gross premiums collected in the first quarter of 2007 through DIS reached EUR 1,030 million, of which premiums generated by life insurance activity represented 87% and nonlife 13%.

With 90% of total premiums written, Personal Financial Services is the leading generator in the Group. Public/Project Finance collects the remaining 10% among the institutional clients, local authorities and other local public sector organizations.

The commercial activity was very strong in life insurance (premiums up 10.0%), while nonlife premium growth was lower (+3.2%).

In life insurance, the increase stemmed from Branch 21 products (+18.3%). The good trend in life insurance is mainly attributable to: i) the success of two new products at Dexia Bank Belgium, ii) the increasing business at Dexia Epargne Pension (+9.9%), which is all the most satisfactory as the French life insurance market underwent a 7% drop since the beginning of 2007, and iii) the good progression at Dexia Life & Pension (+45.4%). Of note, production in Branch 23 came below last year's level which was influenced by a commercial incentive program in Belgium in Q1 2006. Geographically, 68% of life insurance premiums were collected in Belgium and the balance came essentially from France and Luxembourg.
Nonlife activity strongest growth is observed in the automotive sector of the DVV network, and the Dexia Home & Family product sold through Dexia Bank Belgium network. To recall, the nonlife premium progression was mitigated by the sale of Flexia in the third quarter of 2006.

Premiums collected in Public/Project Finance decreased from EUR 121 million to EUR 103 million as a result of investors lesser appetite for long term investments in the current yield curve configuration. Consequently, the increase was realized in Personal Financial Services (+12.6% or EUR 104 million), of which 70% is attributable to Dexia Bank's network, and 30% to Dexia Epargne Pension and Dexia Life & Pension.

Underlying results of Dexia Insurance Services

in millions of EUR	*Q1 2006*	*Q1 2007*	*Variation*	*of which life insurance*		
				Q1 2006	*Q1 2007*	*Variation*
Revenues	*92*	*106*	*+15.3%*	*53*	*71*	*+33.6%*
Expenses	*-55*	*-59*	*+7.8%*	*-21*	*-24*	*+12.3%*
Taxes	*-1*	*-2*	*n.s.*	*0*	*-2*	*n.s.*
Net income – Group share	*37*	*45*	***+22.3%***	*31*	*45*	***+43.8%***

In Q1 2007, DIS experienced a remarkable progression and generated EUR 106 million of ***revenues*** *(+15.3% on Q1 2006). The financial revenues increased by EUR 36 million compared to the first quarter 2006 level, as a result of higher outstanding in life products and of gains crystallized in anticipation of the March stock exchange.* ***Expenses*** *went up 7.8% to EUR 59 million and reflect i) higher staff numbers in the French and Luxembourg subsidiaries, linked to the business developments; ii) higher IT expenses as investments on some projects are progressing; and iii) more fees paid to the DVV network in line with the higher production (+4.4%) in nonlife. The* ***net income – Group share*** *reached EUR 45 million, a very satisfying 22.3% progression in one year.*

III. CENTRAL ASSETS AND NON-OPERATING ITEMS

As one of the analytical segments in the organization, "Central Assets" mainly records the revenues on excess capital, corporate holdings (dividends, capital gains/losses) and currency hedging contracts. "Central Assets" also allocates economic capital to the business lines which receive notional interest thereon, charged to Central Assets. On the cost side, the segment registers those costs that cannot be attributed to a specific business line. Since January 1, 2005, Central Assets also includes all the results of the share-leasing activities at Dexia Bank Nederland. Besides, management has chosen to isolate those items which have an

influence on the published financial statements, but which, by their nature, render the interpretation of the true underlying trends difficult. This is why the "nonrecurring items" such as one-off capital gains or losses, are isolated and described in detail on page 22 of the Activity Report Q1 2007. And since the introduction of IAS 32&39 in 2005, the variations of income caused by the marking to market of FSA's CDS portfolio (see page 22) are also considered "non-operating".
The table below summarizes the aggregate contribution of Central Assets and non-operating items to Dexia's results.

Results from Central Assets and non-operating items

in millions of EUR	Q1 2006*	Q1 2007	Variation
Income	269	62	-207
Costs	-56	-90	- 34
Gross operating income	**213**	**-27**	**- 241**
Cost of risk	+ 15	+ 4	- 12
Impairment on (in)tangible assets	-	-	-
Tax expense	+ 13	+ 98	+ 85
Minority interests	7	9	+ 2
Net income – Group share	**234**	**66**	**- 169**

* pro forma.

In the first quarter of 2007, the contribution to the net income – Group share of all the components described above, was EUR +66 million, compared to EUR +234 million in the equivalent period of 2006 pro forma. This stems from various factors impacting almost all the lines of the statement of income, as follows.

Concerning total **income**, the decrease from EUR 269 million in Q1 2006 (pro forma) to EUR 62 million in Q1 2007 (a EUR -207 million variation) is mainly explained by a number of factors as follows:

- the mark-to-market of FSA's CDS portfolio was EUR 24 million in Q1 2006 versus EUR -9 million in Q1 2007 (a EUR -33 million variation);
- non-operating capital gains amounted to EUR 237 million in Q1 2006 (mostly that on RBC Dexia Investor Services), against EUR 39 million in Q1 2007 (see details on page 22 of the Activity Report Q1 2007), i.e. a EUR -198 million variation;
- Dexia Bank Nederland's revenues amounted to EUR 32 million in Q1 2006, and went down to EUR 17 million in Q1 2007 (a EUR -15 million variation);
- EUR -22 million less net interest income due to larger amounts of economic equity allocated to the business lines;
- the results of foreign exchange hedges (a EUR +11 million variation).

Concerning the **costs,** the increase of EUR 34 million stems from some several items booked in Central Assets. The main ones are linked with the increase of the headcount of several central services; the installation of Dexia Credit Local and Dexia SA headquarters in Paris La Défense; IT developments linked to the data center project underway.

The **cost of risk** came to a net write back of EUR 4 million this quarter, against a net write back of EUR 15 million in the first quarter of 2006. This is almost totally attributable to Dexia

Bank Nederland write backs (respectively EUR 13 million in Q1 2006 and EUR 4 million in Q1 2007).

Concerning the **tax charge**, a net tax credit appears, in the amount of EUR +98 million, against EUR +13 million in Q1 2006. Last year, it came mostly from the tax incidence of the non-operating items of the period (see Activity Report Q1 2007 page 22). This year, it includes on the one hand the tax effect of the gross operating income of Central Assets (EUR +30 million), and on the other hand, the release of a tax credit triggered by the winding out of Dexia Bank Nederland's local holding company (EUR +67 million).

Commenting on the results, Axel Miller, Chief Executive Officer, declared:

"This quarter again, Dexia's results show the resilience of its business model and strategy, and they adequately reflect the steady and satisfactory progression of our business, in all parts of the Group.

In particular, despite persistent competitive environment and adverse foreign exchange impacts, we managed to deliver another double-digit underlying earnings growth while achieving in all our business lines a return on economic equity above 20%.

As importantly, we continued to increase our business volumes and geographical presence whilst improving the Group's underlying cost-income ratio.

2007 starts very well for Dexia."

Balance sheet

in billions of EUR	31/03/06	31/12/06	31/03/07	Evolution 03/2007 12/2006
Total assets	**509.3**	**566.7**	**570.5**	**+0.7%**
of which				
Loans and advances to customers	193.7	226.5	223.5	-1.3%
Loans and securities	203.1	223.2	229.3	+2.7%
Total liabilities	**493.1**	**548.3**	**551.3**	**+0.6%**
of which				
Customers borrowings and deposits	102.4	109.5	107.4	-1.9%
Debt securities	180.2	184.7	188.6	+2.1%
Total equity	**16.1**	**18.4**	**19.1**	**+3.8%**
Core shareholders' equity	12.2	14.4	15.2	+5.0%
Total shareholders' equity	14.5	16.3	17.0	+4.4%

Press department Brussels +32 2 213 50 81
Press department Paris +33 1 58 58 86 75
Investor Relations Brussels +32 2 213 57 46
Investor Relations Paris +33 1 58 58 85 56

END